02051232

AUG 2 2002

333-14002
P.S.
8/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

1- HOLMES FINANCING (No 5) PLC
2- HOLMES FUNDING LIMITED -01
3- HOLMES TRUSTEES LIMITED -02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ... .X. ... Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X. . . .

PROCESSED
AUG 1 6 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated 2nd August, 2002

By _____

P J Lott (Authorised Signatory)

Holmes Financing (No. 5) PLC
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	27,080	26,105
Interest receivable - Cash deposits	-	-
	27,080	26,105
Interest payable - Notes	(27,080)	(26,105)
Interest payable		
	(27,080)	(26,105)
Net operating income	-	-
Other income		
Operating expenses	42	42
	(42)	(42)
Profit on ordinary activities before taxation	-	-
Taxation		
Profit on ordinary activities after taxation		
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Financing (No. 5) PLC
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset investments		
Loans to Funding		2,127,000
Current assets		
Sundry debtors	7	
Cash at bank	13	
	20	
Creditors: Amounts falling due within one year		
Sundry creditors	7	
	7	
Net current assets		13
Total assets less current liabilities		2,127,013
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		(2,127,000)
Net assets		13
Capital and reserves		
Share capital		13
Reserves		-
		13

Holmes Financing (No. 5) PLC
Notes Outstanding
Period ended 15 July 2002

	Series 1 Class A	Series 2 Class A1	Series 3 Class A1
Moody's current rating	P-1	Aaa	Aaa
S&P current rating	A-1+	AAA	AAA
Fitch Ratings current rating	F1+	AAA	AAA

		Series 2 Class A2	Series 3 Class A2
Moody's current rating		Aaa	Aaa
S&P current rating		AAA	AAA
Fitch Ratings current rating		AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B
Moody's current rating	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C
Moody's current rating	Baa2	Baa2	Baa2
S&P current rating	BBB	BBB	BBB
Fitch Ratings current rating	BBB	BBB	BBB

	Series 1 Class A	Series 2 Class A1	Series 3 Class A1
	$	$	€
Initial note balance	1,000,000,000	750,000,000	600,000,000
Previous quarter's note principal	1,000,000,000	750,000,000	600,000,000
Note redemptions	(500,000,000)	-	-
Outstanding note principal	500,000,000	750,000,000	600,000,000

		Series 2 Class A1	Series 3 Class A2
		CHF	€
Initial note balance		400,000,000	500,000,000
Previous quarter's note principal		400,000,000	500,000,000
Note redemptions		-	-
Outstanding note principal		400,000,000	500,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B
	$	$	€
Initial note balance	35,000,000	35,000,000	53,000,000
Previous quarter's note principal	35,000,000	35,000,000	53,000,000
Note redemptions	-	-	-
Outstanding note principal	35,000,000	35,000,000	53,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C
	$	$	€
Initial note balance	52,000,000	52,000,000	76,000,000
Previous quarter's note principal	52,000,000	52,000,000	76,000,000
Note redemptions	-	-	-
Outstanding note principal	52,000,000	52,000,000	76,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A1
Note interest margins	1	20	N/A
Step up dates	16/11/2006	16/11/2006	16/11/2006
Step up margins	N/A	N/A	42

		Series 2 Class A2	Series 3 Class A2
Note interest margins		N/A	23
Step up dates		16/11/2006	16/11/2006
Step up margins		22	44

	Series 1 Class B	Series 2 Class B	Series 3 Class B
Note interest margins	35	43	40
Step up dates	16/11/2006	16/11/2006	16/11/2006
Step up margins	70	86	80

	Series 1 Class C	Series 2 Class C	Series 3 Class C
Note interest margins	135	145	147
Step up dates	16/11/2006	16/11/2006	16/11/2006
Step up margins	235	245	247

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/01/2002

Liquidity facility limit	£	45,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	45,000,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	262,046	241,365
Interest receivable - Cash Deposits	2,980	2,382
	265,026	243,747
Interest payable - Mortgages	(262,046)	(241,365)
Interest payable - Cash Deposits	(2,980)	(2,382)
	(265,026)	(243,747)
Net operating income	-	-
Fees receivable	3,109	2,336
Fees payable	(3,109)	(2,336)
Operating expenses	(3,659)	(3,582)
Provision charges	(1,631)	(178)
Other Income	5,290	3,760
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,637,709
Current assets		
Bank interest receivable	546	
Cash at bank	183,447	
Amounts due from Funding	93,024	
	277,016	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(745,122)	
Sundry creditors	(22)	
	(745,144)	
Net current assets		(468,128)
Total assets less current liabilities		17,169,581
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(6,201,065)
Funding share of mortgage loans		(10,968,516)
Net assets		0
Capital and reserves		
Share capital (£2)		0
Reserves		0
		0

Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	145,262	132,858
Interest receivable - Cash Deposits	9,719	2,486
	154,981	135,344
Interest payable - Inter-company loans	(132,756)	(128,013)
Interest payable - Start up loans	(656)	(624)
	(133,412)	(128,637)
Net operating income	21,569	6,707
Other income	3,926	3,102
Operating expenses	(6,111)	(5,211)
Deferred consideration	(20,592)	(4,566)
Profit/(loss) on ordinary activities before taxation	(1,209)	32
Taxation	(7)	(17)
Profit/(loss) on ordinary activities after taxation	(1,216)	15
Dividend	-	-
Retained profit/(loss) brought forward	(2,862)	(2,877)
Retained profit/(loss) carried forward	(4,079)	(2,862)

Holmes Funding Limited
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset investments		
Beneficial interest in Trust mortgage portfolio		10,968,516
Current assets		
Deferred expenditure (costs of securing)	24,666	
Cash at bank:		
Reserve funding	185,000	
Transaction account	2,284	
Funding GIC account	36,349	
	248,299	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	97,803	
Interest payable accrual	4,246	
Amounts due to Trustee	93,024	
Sundry creditors	939	
Taxation	16	
	196,028	
Net current assets		52,271
Total assets less current liabilities		11,020,787
Creditors: Amounts falling due after more than one year		
Inter-company loans		(10,968,516)
Start up loans		(56,350)
Net assets		(4,079)
Capital and reserves		
Share capital (£2)		-
Reserves		(4,079)
		(4,079)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 July 2002

	£'000	£'000
Balance on cash accumulation ledger	Nil	

Available credit enhancement

First reserve fund at closing	185,000	
Initial closing first reserve funds	154,310	
Drawings to make bullet repayment	-	
Other drawings		
Transfers from revenue receipts	30,690	
Closing first reserve balance	185,000	
Target first reserve funds	185,000	

Principal deficiency ledger		AAA	BBB
Opening PDL balance		Nil	Nil
Losses this quarter		-	-
PDL top up from revenue income		-	-
Closing PDL balance	Nil	Nil	Nil

Start up loan outstanding

Initial balance	26,250
Initial closing outstanding	13,000
Second start up loan	13,250
Third start up loan	17,500
Fourth start up loan	7,500
Fifth start up loan	5,100
Accrued Interest	4,246
Repayments made	-
Closing balance	60,596

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000